Greer, Herz & Adams, L.L.P.

A Limited Liability Partnership Including Professional Corporations

ATTORNEYS AT LAW

ONE MOODY PLAZA, 18TH FLOOR GALVESTON, TEXAS 77550-7998
Sean A. Monticello (409) 797-3247	FAX (409) 766-6424 —	BAY AREA HOUSTON OFFICE:
(866) 422-3169 (fax) smonticello@greerherz.com Galveston Office	(409) 797-3200 (281) 480-5278 (HOUSTON) www.greerherz.com	2525 SOUTH SHORE BLVD., SUITE 203 LEAGUE CITY, TEXAS 77573 FAX (281) 538-3791
April 9, 2009
Attention: Filing Desk
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Re:            American National Insurance Company (the “Company”)
Ladies & Gentlemen:
Enclosed for filing with your office pursuant to Rule 12b-11 of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Exchange Act of 1934, as amended, and Rule 101(a) of Regulation S-T, is a copy in electronic format of the Company’s Registration Statement on Form 10.
If any member of the Commission’s staff has any questions in connection with the enclosed materials, he or she should call the undersigned or Gregory S. Garrison at (409) 797-3200. Written comments should be sent by email to smonticello@greerherz.com or by facsimile to (866) 422-3169.

Very truly yours,
/s/ Sean A. Monticello
Sean A. Monticello

c:	G. Richard Ferdinandtsen (American National Insurance Company) Gregory S. Garrison (Greer, Herz & Adams, L.L.P.)